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EXHIBIT 99.3

[LETTERHEAD OF RP FINANCIAL, LC.]

        November     , 2007

Board of Directors
Danvers Bancorp, Inc.
Danversbank
One Conant Street
Danvers, Massachusetts 01923

Re:
Plan of Conversion
Danvers Bancorp, Inc.
Danversbank

Members of the Board of Directors:

        All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion (the "Plan") adopted by the Board of Directors of Danvers Bancorp, Inc. (the "MHC"), the mutual holding company parent of Danversbank, Danvers, Massachusetts (the "Bank"). The Plan provides for the reorganization and conversion by the MHC from a Massachusetts corporation in a mutual holding company structure to a Delaware corporation (the "Company") in a stock holding company structure. Pursuant to the Plan, the MHC will be merged into the Bank and the MHC will no longer exist. The MHC, which owns 100% of the Bank, will be succeeded by the Company, which will have the same name that the MHC had. When the conversion is completed, all of the capital stock of the Bank will be owned by the Company, and all of the common stock of the Company will be owned by public stockholders.

        We understand that in accordance with the Plan, subscription rights to purchase shares of common stock in the Company are to be issued to: (1) Eligible Account Holders; (2) Supplemental Eligible Account Holders; (3) Tax-Qualified Employee Plans; and (4) Employees, Officers, directors and trustees of the Bank and the MHC and Corporators of the MHC. Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the Direct Community Offering and the Syndicated Community Offering, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as an ascertainable factual matter:

  (1)
  the subscription rights will have no market value; and

  (2)
  the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

        Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Company's value alone. Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.

Sincerely, RP® FINANCIAL, LC.

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[LETTERHEAD OF RP FINANCIAL, LC.]